The Greater Cannabis Company, Inc.

2833 Smith Avenue, Suite 333

Baltimore, Maryland 21209

www.gcanrx.com

May 5, 2025

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Greater Cannabis Company, Inc.
Form 10-K for the fiscal year ended December 31, 2024
Filed March 25, 2025
File No. 000-56027

Dear Mr. Wyman:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated April 25, 2025 (the “Comment Letter”) regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2024 (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Report of Independent Registered Public Accounting Firm , page F-2

Comment: Please amend your Form 10-K for the fiscal year ended December 31, 2024 to include the report of Olayinka Oyebola & Co covering the fiscal year ended December 31, 2023.

Response: In response to the Staff’s comments, the Company has received approval from auditor Olayinka Oyebola & Co to include their report covering the fiscal year ended December 31, 2023 in the Filing.

Notes to the Consolidated Financial Statements

Note A—Nature of Operations and Summary of Significant Accounting Policies, page F-7

Comment: Please describe and quantify terms governing the SZS license agreement including obligations to pay future milestones and royalties and describe progress achieved in pre-clinical and clinical trials for SZS’s novel cannabinoid therapeutic under the joint research and development agreement since 2021. Revise your disclosure accordingly. In addition, provide us an estimated timeframe for regulatory approval and commercialization of your cannabinoid therapeutic products.

Response: In response to the Staff’s comments, the Company has entered into the SZS exclusive licensing agreement to develop a proprietary cannabinoid therapeutic for use in neurodegenerative illnesses. The licensing agreement requires the Company to pay $5,000 per year beginning on the third year from the Effective Date, which was June 21, 2021. The licensing fee is increased every two calendar years by an additional $5,000 up to a maximum of $30,000. Additionally, there are milestone payments of $75,000 upon initiation of the Phase 2 Clinical Trial, $200,000 from the initiation of a Phase 3 Clinical Trial, and $300,000 upon receipt of the first regulatory approval for a drug product. The licensing fees are due 30 days from the beginning of each calendar year. The developmental milestone payments are due 60 days from the date that the milestone has been achieved. At this time the Company is waiting for the Principal Investigator (PI) to source the specialized active pharmaceutical ingredients (API) required to facilitate the Phase 2 Clinical Trial, and as such the annual licensing fee payments have been put on hold. It is not known when the specialized and proprietary API will be able to be sourced. The royalties for dietary supplement sales are 2.25% for net sales between $1-$10 million, 2.5% for net sales between $10 million and $50 million, and 3% for net sales between $50 million and $100 million. Royalty payments for dietary products are capped at $100 million in net sales. Royalties for drug products are 1% for net sales between $1 and $100 million, 1.5% for net sales between $100 million and $500 million, and 2% for net sales greater than $500 million. There is a sublicense royalty of 12%. The Company has concluded the preclinical studies as was communicated in a press release issued by the Company on February 27, 2024. The Company received approval from the Israel Ministry of Health to proceed with a Phase II Clinical Trial as communicated by the Company in a press release on July 5, 2023. The Company is now waiting for the PI to source the API needed for the clinical trial. In order to proceed with the Clinical Trial the Company will need to raise additional funds to finance the cost of the Phase II Clinical Trial. The Clinical Trial is expected to take between 18 and 24 months from the start date to complete. The regulatory approval timeline is uncertain at this time as the Company is awaiting clinical data from the Phase II Clinical Trial in order to submit an application to the FDA to begin the regulatory process.

The Company intends to file a 10-K/A to include the above information requested by the Staff in the amended filing. Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me at (443) 738-4051.

Sincerely,

/s/ Aitan Zacharin
Aitan Zacharin, CEO
Greater Cannabis Company, Inc.